

November 19, 2009

Mr. Bob Hart
President and Chief Executive Officer
Tycore Ventures Inc.
1802 North Carson Street, Suite 212
Carson City, NV 89701

> **Re: Tycore Ventures Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed November 2, 2009**
> **File No. 333-161868**

Dear Mr. Hart:

We have reviewed your amended filing and response letter, and we have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As it has been an extended period of time since you last filed consents, please include updated consents with your next amendment.

Prospectus Cover Page

2.   We note your response to prior comment 3 and reissue such comment. Please revise your cover page to indicate, if true, that the selling shareholders will sell at a price of $0.10 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

We may require additional funds…, page 5

3.   We note your response to prior comment 5 and reissue such comment.

Executive Compensation, page 33

4.   We note your response to prior comment 20. Please file as an exhibit to your registration statement a written description of the oral agreement between the company and Mr. Hart regarding the $1,000 per month compensation that he is entitled to receive. See Item 601(b)(10)(iii) of Regulation S-K. Please also file a written description of any related agreements, such as Mr. Hart's assignment to the company of his right to receive these payments. Please see Regulation S-K Compliance and Disclosure Interpretation Question 146.04, which is available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Where You Can Find More Information, page 36

5.   We note your response to prior comment 22. Please revise your filing to provide the disclosure required by Item 101(e)(1) of Regulation S-K.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 with questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: via facsimile
        Thomas E. Puzzo, Esq., (206) 260-0111